Exhibit 12.1
                     COMPUTATION OF INTEREST COVERAGE RATIO

                                 (In Thousands)




                                     2002            2001             2000
                                --------------- ---------------- ---------------

EBITDA                               $84,210        $ 158,959       $ 180,914

Interest, net:
Interest expense                      46,553           44,292          42,179
Interest income                         (535)          (1,097)           (741)
Interest, net                        $46,018         $ 43,195        $ 41,438
                                     =======         ========        ========

Interest Coverage Ratio                  1.8              3.7             4.4